EXHIBIT 99.1

Colliers International Appoints Benjamin Stein to Its Board of Directors

TORONTO, Sept. 14, 2017 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) announced today that it has appointed Benjamin Stein to its Board of Directors.

Mr. Stein is the Co-Founder and Managing Partner of The Spruce House Partnership, a successful and focused New York-based investment partnership that is a significant and long-term investor in Colliers International.

About Colliers International

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry leading global real estate services company with 15,000 skilled professionals operating in 68 countries. With an enterprising culture and significant employee ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that helps clients accelerate their success. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 12 consecutive years, more than any other real estate services firm. Colliers also has been ranked the top property manager in the world by Commercial Property Executive for two years in a row.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

COLLIERS CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
CFO

(416) 960-9500